================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ____________
                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 28)
                                    _______

                              LIMITED BRANDS, INC.

                                (Name of Issuer)

    COMMON STOCK, $0.50 PAR VALUE                           532716-10-7
    -----------------------------                  -----------------------------
    (Title of class of securities)                        (CUSIP number)

                             RAYMOND O. GIETZ, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
--------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                FEBRUARY 18, 2003
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].






================================================================================


----------------------------------------------------------------                 ---------------------------------------------------
CUSIP No. 532716-10-7                                                 13D                                              Page 2
-----------------------------------------------------------------                ---------------------------------------------------
----------------- ----------------------------------------------- ------------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                                  Leslie H. Wexner
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- ------------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [_]
                                                                                                                             (B) [X]
----------------- ------------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- ---------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- ------------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
----------------- -------------------------------------------------------------- ---------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          United States

--------------------------- ------ --------------------------------------------- ---------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            35,943,047
          SHARES
                            ------ --------------------------------------------- ---------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          25,610,377
         OWNED BY
                            ------ --------------------------------------------- ---------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       37,092,521
        REPORTING
                            ------ --------------------------------------------- ---------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     25,610,377

----------------- ------------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  62,702,898

----------------- ------------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [X]

----------------- ------------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.9%

----------------- ----------------------------------------------- ------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       IN

----------------- ----------------------------------------------- ------------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!





                                       2

----------------------------------------------------------------                 ---------------------------------------------------
CUSIP No. 532716-10-7                                                 13D                                              Page 3
-----------------------------------------------------------------                ---------------------------------------------------

----------------- ----------------------------------------------- ------------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                                  Abigail S. Wexner
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- ------------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [_]
                                                                                                                             (B) [X]
----------------- ------------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- ---------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- ------------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
----------------- -------------------------------------------------------------- ---------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          United States

--------------------------- ------ --------------------------------------------- ---------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                               -0-
          SHARES
                            ------ --------------------------------------------- ---------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          10,110,377
         OWNED BY
                            ------ --------------------------------------------- ---------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                          -0-
        REPORTING
                            ------ --------------------------------------------- ---------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     10,110,377

----------------- ------------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  10,110,377

----------------- ------------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [X]

----------------- ------------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.9%

----------------- ----------------------------------------------- ------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       IN

----------------- ----------------------------------------------- ------------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!



                                       3

----------------------------------------------------------------                 ---------------------------------------------------
CUSIP No. 532716-10-7                                                 13D                                              Page 4
-----------------------------------------------------------------                ---------------------------------------------------

-----------------------------------------------------------------                ---------------------------------------------------

----------------- ----------------------------------------------- ------------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                        Health and Science Interests II
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- ------------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [_]
                                                                                                                             (B) [X]
----------------- ------------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- ---------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- ------------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
----------------- -------------------------------------------------------------- ---------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Ohio

--------------------------- ------ --------------------------------------------- ---------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                                -0-
          SHARES
                            ------ --------------------------------------------- ---------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                              -0-
         OWNED BY
                            ------ --------------------------------------------- ---------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                           -0-
        REPORTING
                            ------ --------------------------------------------- ---------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                          -0-

----------------- ------------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   -0-

----------------- ------------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

----------------- ------------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.0%

----------------- ----------------------------------------------- ------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       OO
----------------- ----------------------------------------------- ------------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!




                                       4

----------------------------------------------------------------                 ---------------------------------------------------
CUSIP No. 532716-10-7                                                 13D                                              Page 5
-----------------------------------------------------------------                ---------------------------------------------------

----------------- ----------------------------------------------- ------------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       Wexner Children Holdings
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- ------------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [_]
                                                                                                                             (B) [X]
----------------- ------------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- ---------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- ------------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
----------------- -------------------------------------------------------------- ---------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Ohio

------------------------------- ------ ----------------------------------------- ---------------------------------------------------
          NUMBER OF               7    SOLE VOTING POWER:                            -0-
            SHARES
                                ------ ----------------------------------------- ---------------------------------------------------
         BENEFICIALLY             8    SHARED VOTING POWER:                          -0-
           OWNED BY
                                ------ ----------------------------------------- ---------------------------------------------------
             EACH                 9    SOLE DISPOSITIVE POWER:                        -0-
          REPORTING
                                ------ ----------------------------------------- ---------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                      -0-

----------------- ------------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  -0-

----------------- ------------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

----------------- ------------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.0%

----------------- ----------------------------------------------- ------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       OO
----------------- ----------------------------------------------- ------------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!




                                       5

----------------------------------------------------------------                 ---------------------------------------------------
CUSIP No. 532716-10-7                                                 13D                                              Page 6
-----------------------------------------------------------------                ---------------------------------------------------

----------------- ----------------------------------------------- ------------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       The Wexner Children's Trust II
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- ------------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [_]
                                                                                                                             (B) [X]
----------------- ------------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- ---------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- ------------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                                       [_]
                  PURSUANT TO ITEM 2(d) OR 2(e):
----------------- -------------------------------------------------------------- ---------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Ohio

------------------------------- ------ ----------------------------------------- ---------------------------------------------------
          NUMBER OF               7    SOLE VOTING POWER:                           3,500,000
            SHARES
                                ------ ----------------------------------------- ---------------------------------------------------
         BENEFICIALLY             8    SHARED VOTING POWER:                         -0-
           OWNED BY
                                ------ ----------------------------------------- ---------------------------------------------------
             EACH                 9    SOLE DISPOSITIVE POWER:                      3,500,000
          REPORTING
                                ------ ----------------------------------------- ---------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    -0-

----------------- ------------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  3,500,000

----------------- ------------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

----------------- ------------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.7%

----------------- ----------------------------------------------- ------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       OO
----------------- ----------------------------------------------- ------------------------------------------------------------------

               SEE INSTRUCTIONS BEFORE FILLING OUT!



                                       6

----------------------------------------------------------------                 ---------------------------------------------------
CUSIP No. 532716-10-7                                                 13D                                              Page 7
-----------------------------------------------------------------                ---------------------------------------------------

----------------- ----------------------------------------------- ------------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       The Children Trust
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- ------------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [_]
                                                                                                                             (B) [X]
----------------- ------------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- ---------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- ------------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                                       [_]
                  PURSUANT TO ITEM 2(d) OR 2(e):
----------------- -------------------------------------------------------------- ---------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Ohio

------------------------------- ------ ----------------------------------------- ---------------------------------------------------
          NUMBER OF               7    SOLE VOTING POWER:                           14,984,800
            SHARES
                                ------ ----------------------------------------- ---------------------------------------------------
         BENEFICIALLY             8    SHARED VOTING POWER:                         -0-
           OWNED BY
                                ------ ----------------------------------------- ---------------------------------------------------
             EACH                 9    SOLE DISPOSITIVE POWER:                      14,984,800
          REPORTING
                                ------ ----------------------------------------- ---------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    -0-

----------------- ------------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  14,984,800

----------------- ------------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

----------------- ------------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  2.9%

----------------- ----------------------------------------------- ------------------------------------------------------------------

       14         TYPE OF REPORTING PERSON:                       OO
----------------- ----------------------------------------------- ------------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!




                                       7

----------------------------------------------------------------                 ---------------------------------------------------
CUSIP No. 532716-10-7                                                 13D                                              Page 8
-----------------------------------------------------------------                ---------------------------------------------------

----------------- ----------------------------------------------- ------------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       The Birthday Trust
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- ------------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [_]
                                                                                                                             (B) [X]
----------------- ------------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- ---------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- ------------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                                       [_]
                  PURSUANT TO ITEM 2(d) OR 2(e):
----------------- -------------------------------------------------------------- ---------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Ohio

------------------------------- ------ ----------------------------------------- ---------------------------------------------------
          NUMBER OF               7    SOLE VOTING POWER:                           2,498,670
            SHARES
                                ------ ----------------------------------------- ---------------------------------------------------
         BENEFICIALLY             8    SHARED VOTING POWER:                         -0-
           OWNED BY
                                ------ ----------------------------------------- ---------------------------------------------------
             EACH                 9    SOLE DISPOSITIVE POWER:                      2,498,670
          REPORTING
                                ------ ----------------------------------------- ---------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    -0-

----------------- ------------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  2,498,670

----------------- ------------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

----------------- ------------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.5%

----------------- ----------------------------------------------- ------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       OO
----------------- ----------------------------------------------- ------------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!




                                       8

----------------------------------------------------------------                 ---------------------------------------------------
CUSIP No. 532716-10-7                                                 13D                                              Page 9
-----------------------------------------------------------------                ---------------------------------------------------

----------------- ----------------------------------------------- ------------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       The Abigail Trust
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- ------------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [_]
                                                                                                                             (B) [X]
----------------- ------------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- ---------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- ------------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                                       [_]
                  PURSUANT TO ITEM 2(d) OR 2(e):
----------------- -------------------------------------------------------------- ---------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Ohio

------------------------------- ------ ----------------------------------------- ---------------------------------------------------
          NUMBER OF               7    SOLE VOTING POWER:                           12,000,000
            SHARES
                                ------ ----------------------------------------- ---------------------------------------------------
         BENEFICIALLY             8    SHARED VOTING POWER:                         -0-
           OWNED BY
                                ------ ----------------------------------------- ---------------------------------------------------
             EACH                 9    SOLE DISPOSITIVE POWER:                      12,000,000
          REPORTING
                                ------ ----------------------------------------- ---------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    -0-

----------------- ------------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  12,000,000

----------------- ------------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

----------------- ------------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  2.3%

----------------- ----------------------------------------------- ------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       OO
----------------- ----------------------------------------------- ------------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!




                                       9

----------------------------------------------------------------                 ---------------------------------------------------
CUSIP No. 532716-10-7                                                 13D                                              Page 10
-----------------------------------------------------------------                ---------------------------------------------------

----------------- ----------------------------------------------- ------------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       Wexner Personal Holdings Corporation
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- ------------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [_]
                                                                                                                             (B) [X]
----------------- ------------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- ---------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- ------------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                                       [_]
                  PURSUANT TO ITEM 2(d) OR 2(e):
----------------- -------------------------------------------------------------- ---------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Delaware

------------------------------- ------ ----------------------------------------- ---------------------------------------------------
          NUMBER OF               7    SOLE VOTING POWER:                           8,000,000
            SHARES
                                ------ ----------------------------------------- ---------------------------------------------------
         BENEFICIALLY             8    SHARED VOTING POWER:                         -0-
           OWNED BY
                                ------ ----------------------------------------- ---------------------------------------------------
             EACH                 9    SOLE DISPOSITIVE POWER:                      8,000,000
          REPORTING
                                ------ ----------------------------------------- ---------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    -0-

----------------- ------------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  8,000,000

----------------- ------------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

----------------- ------------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.5%

----------------- ----------------------------------------------- ------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       CO
----------------- ----------------------------------------------- ------------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!



                This Amendment No. 28 amends the Schedule 13D dated June 25, 1985, as amended in certain respects by Amendments No. 1 through 27 thereto, and is filed by Leslie H. Wexner, for and on behalf of himself, Abigail S. Wexner, Health and Science Interests II, Wexner Children Holdings, The Wexner Children's Trust II, The Children Trust, The Birthday Trust, The Abigail Trust, and the Wexner Personal Holdings Corporation (collectively, the "Purchasers"), with respect to the common stock, $0.50 par value per share (the "Common Stock"), of Limited Brands, Inc. (the "Company").

Item 2.         Identity and Background.
                ------------------------

                Item 2 is amended as follows:

                The Abigail Trust is a trust organized under the laws of Ohio. Its principal business is investments, and its principal office is 6525 West Campus Oval, Suite 105, New Albany, Ohio 43054. The trustees of the trust are Leslie H. Wexner and Jeffrey E. Epstein.

                The Wexner Personal Holdings Corporation is a Delaware corporation. Its principal business is investments, and its principal office is 6525 West Campus Oval, Suite 105, New Albany, Ohio 43054. The sole shareholder, director and executive officer (President) of the corporation is Leslie H. Wexner.

                During the last five years neither The Abigail Trust or Wexner Personal Holdings Corporation, nor to their knowledge, Leslie H. Wexner or Jeffrey E. Epstein, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

                Other information required by Item 2 of Schedule 13D with respect to Leslie H. Wexner and Jeffrey E. Epstein has been reported previously.

                An agreement among the Purchasers with respect to the filing of this statement is attached hereto as Exhibit 1.

                Each of Health and Science Interests II and Wexner Children Holdings ceased to be a Purchaser since each no longer beneficially owns any shares of Common Stock.

Item 5.         Interest in Securities of the Issuer.
                -------------------------------------

                (a) The responses of the Purchasers to Rows (11) through (13) of the cover pages of this Amendment No. 28 are incorporated herein by reference. As of February 18, 2003, the Purchasers beneficially owned the number shares of the Common Stock listed below, representing approximately the percentage of the outstanding shares of Common Stock set forth opposite such number (the outstanding shares of Common Stock, 523,136,450, being based on the number of shares outstanding as of November 29, 2002 as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended November 2, 2002).


       Person                               Number of Shares                     Percent of Class
       ------                               ----------------                     ----------------
1. Leslie H. Wexner                         62,702,898(1)(3)(5)(6)(8)(9)              11.9%

2. Abigail S. Wexner                        10,110,377 (2)(4)(7)                       1.9%

3. Health and Science Interests II                 -0- (3)                             -0-

4. Wexner Children Holdings                        -0- (4)                             -0-

5. The Wexner Children's Trust II            3,500,000 (5)                            0.7%

6. The Children Trust                       14,984,800 (6)                            2.9%

7. The Birthday Trust                        2,498,670 (7)                            0.5%

8. The Abigail Trust                        12,000,000 (8)                            2.3%

9. Wexner Personal Holdings Corporation      8,000,000 (9)                            1.5%

______________________________
(1) Includes: 1,149,474 shares held in The Limited, Inc. Savings and Retirement Plan for Mr. Wexner's account (as of January 31, 2003) over which he exercises dispositive but not voting control; and 3,553,470 shares issuable within 60 days upon exercise of outstanding options held by Mr. Wexner. Also includes 10,110,377 shares beneficially owned by Abigail S. Wexner, Mr. Wexner's wife, as to which Mr. Wexner may be deemed to share the power to vote and direct the disposition. Excludes 400,000 shares held in a trust of which Mrs. Wexner is a beneficiary and as to which Mr. Wexner disclaims beneficial ownership.

(2) Includes 6,508 shares issuable within 60 days upon exercise of outstanding options held by Mrs. Wexner. The power to vote or direct the disposition of the shares beneficially owned by Mrs. Wexner may be deemed to be shared with her husband, Leslie H. Wexner. Excludes 400,000 shares held in a trust of which Mrs. Wexner is a beneficiary and as to which Mrs. Wexner disclaims beneficial ownership. Also excludes 52,592,521 shares beneficially owned by Leslie H. Wexner, Mrs. Wexner's husband, as to which Mrs. Wexner disclaims beneficial ownership.

(3) Power to vote or direct the disposition of the shares held by Health and Science Interests II may be deemed to be shared by its two trustees Leslie H. Wexner and, through a wholly-owned corporation, Jeffrey E. Epstein. Leslie H. Wexner and Jeffrey E. Epstein disclaim beneficial ownership of shares held by Health and Science Interests II.

(4)        Power to vote or direct the disposition of shares held by Abigail S.
           Wexner as the sole trustee of Wexner Children Holdings.

(5) Power to vote or direct the disposition of 3,500,000 shares held by The Wexner Childen's Trust II may be deemed to be shared by Leslie H. Wexner, who may revoke the trust, and Jeffrey E. Epstein, as trustee.

(6) Power to vote or direct the disposition of the 14,984,800 shares held by Leslie H. Wexner as the sole trustee of The Children Trust.

(7) Power to vote or direct the disposition of the 2,498,670 shares held by Abigail S. Wexner as the sole trustee of The Birthday Trust.

(8) Power to vote or direct the disposition of the shares held by The Abigail Trust may be deemed to be shared by its two trustees Leslie
           H. Wexner and Jeffrey E. Epstein.

(9) Power to vote or direct the disposition of the 8,000,000 shares held by Leslie H. Wexner as the sole stockholder, director and officer of Wexner Personal Holdings Corporation.

                     (b) The responses of the Purchasers to (i) Rows (7) through (10) of the cover pages of this Amendment No. 28 and (ii) Item 5(a) hereof are incorporated herein by reference.

                     (c) In addition to the transactions described in Item 6 of this Amendment No. 28 (which are hereby incorporated herein by reference), during the past 60 days the Purchasers effected the following transactions in the Common Stock:



                           Date of         Amount of               Price per                Where and
     Person              Transaction       Securities                Share                How Effected
     ------              -----------       ----------                -----                ------------
Abigail S. Wexner          1/2/03                179 shares          $14.00       Mrs. Wexner, for service as a
                                                                                  director of the Company,
                                                                                  received from the Company part
                                                                                  of her annual retainer in shares of
                                                                                  Common Stock.

Leslie H. Wexner           2/3/03          Option to purchase        N/A          Mr. Wexner, for service as the
                                               360,000 shares                     President and Chief Executive
                                                                                  Officer of the Company, received an
                                                                                  option from the Company to purchase
                                                                                  360,000 shares of Common Stock at
                                                                                  $12.66 per share.  The option
                                                                                  expires on 2/3/13 and vests in
                                                                                  installments as follows:  2/3/04 -
                                                                                  90,000 shares; 2/3/05 - 90,000
                                                                                  shares; 2/3/06 - 90,000 shares; and
                                                                                  2/3/07 - 90,000 shares.



                     (d), (e):  Not Applicable



Item 6.         Contracts, Arrangements, Understandings or Relationships With
                -------------------------------------------------------------
                Respect to Securities of the Issuer.
                ------------------------------------

                On January 3, 2003, Wexner Children Holdings distributed 4,296,630 shares of Common Stock to Abigail S. Wexner without consideration in exchange.

                On January 17, 2003, The Birthday Trust distributed 3,204,700 shares of Common Stock to Abigail S. Wexner without consideration in exchange.

Item 7.         Materials to be Filed as Exhibits.
                ----------------------------------

               Exhibit 1 Joint Filing Agreement by and among Leslie H. Wexner, Abigail S. Wexner, Health and Science Interests II, Wexner Children Holdings, The Wexner Children's Trust II, The Children Trust, The Birthday Trust, The Abigail Trust, and the Wexner Personal Holdings Corporation, dated February 18, 2003.

                                    SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 18, 2003
                                         Leslie H. Wexner
                                        ----------------------------------------
                                        Leslie H. Wexner

                                         Abigail B. Wexner
                                        ----------------------------------------
                                        Abigail S. Wexner


                                   HEALTH AND SCIENCE INTERESTS II


                                   By:    Leslie H. Wexner
                                         ---------------------------------------
                                         Leslie H. Wexner, Trustee


                                   WEXNER CHILDREN HOLDINGS


                                   By:     Abigail S. Wexner
                                         ---------------------------------------
                                         Abigail S. Wexner, Trustee


                                   THE WEXNER CHILDREN'S TRUST II


                                   By:     Jeffrey E. Epstein
                                         ---------------------------------------
                                         Jeffrey E. Epstein, Trustee


                                   THE CHILDREN TRUST


                                   By:     Leslie H. Wexner
                                         ---------------------------------------
                                         Leslie H. Wexner, Trustee


                                   THE BIRTHDAY TRUST


                                   By:     Abigail S. Wexner
                                         ---------------------------------------
                                         Abigail S. Wexner, Trustee

                                   THE ABIGAIL TRUST


                                   By:      Leslie H. Wexner
                                         ---------------------------------------
                                         Leslie H. Wexner, Trustee


                                   WEXNER PERSONAL HOLDINGS CORPORATION


                                   By:     Leslie H. Wexner
                                         ---------------------------------------
                                         Name: Leslie H. Wexner
                                         Title:President

                                  EXHIBIT INDEX
                                  -------------

           Exhibit No.
           -----------

           Exhibit 1             Joint Filing Agreement by and among Leslie H.
                                 Wexner, Abigail S. Wexner, Health and Science Interests II, Wexner Children Holdings, The Wexner Children's Trust II, The Children Trust, The Birthday Trust, The Abigail Trust, and the Wexner Personal Holdings Corporation, dated February 18, 2003.









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